PARTNERS

aws · Uber · lyft

PLAID · braze · stripe · BIRD

lime · Google Cloud · sift · T Mobile

toast · TRULY HARD SELTZER · AMERICAN EXPRESS · EMPOWER

FOURSQUARE · LA · FIRST NATIONAL FINANCIAL LP · Corona

JOHNNIE WALKER · upside · Don Julio · GUINNESS

iHeartMEDIA · SAMUEL ADAMS

Investment Highlights

- Creating Significant Value for Businesses and Brands
- Agnostic Marketplace Driving Network Effects
- Powerful and Proprietary Data Capabilities
- Strong Strategic Partnerships
- Proven Product, Market & Fit
- Highly Scalable Model with Significant Barriers to Entry

Reserve your investment allocation at www.wefunder.com/freebirdrides